UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

503459604
(CUSIP Number)

Kevin C. Tang
Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 503459604	13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,699,067
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,699,067
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,699,067
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14	Type of Reporting Person PN

CUSIP NO. 503459604	13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,699,067
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,699,067
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,699,067
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14	Type of Reporting Person OO

CUSIP NO. 503459604	13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,840
	8.	Shared Voting Power 1,699,067
	9.	Sole Dispositive Power 42,840
	10.	Shared Dispositive Power 1,699,067
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,741,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14	Type of Reporting Person IN

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001, of La Jolla Pharmaceutical Company, a California corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4660 La Jolla Village Drive, Suite 1070, San Diego, CA 92122.

Item 2. Identity and Background

This Statement is being jointly filed in accordance with the Joint Filing Agreement attached hereto as Exhibit 1 on behalf of the following individuals and entities (each, a “Reporting Person” and collectively, “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Tang Capital Partners, LP
Tang Capital Management, LLC
Kevin C. Tang

Information Regarding Each Reporting Person

Tang Capital Partners, LP

The business address of Tang Capital Partners, LP is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Tang Capital Partners, LP is a limited partnership engaged in capital management.

Tang Capital Management, LLC

The business address of Tang Capital Management, LLC is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Tang Capital Management, LLC is a limited liability company that is the general partner of Tang Capital Partners, LP.

Kevin C. Tang

The business address of Kevin C. Tang is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Mr. Tang is the manager of Tang Capital Management, LLC.

Information Regarding Legal Proceedings

To the knowledge of the Reporting Persons, no individual or entity identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Tang Capital Partners, LP is a Delaware limited partnership.  Tang Capital Management, LLC is a Delaware limited liability company.  Mr. Tang is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate of approximately $10,737,472 to purchase: (i) 1,741,907 shares of the Issuer’s common stock, a portion of which was issued upon conversion of the Issuer’s Series C-12 Convertible Preferred Stock, par value $0.0001 per share (the “Series C-12 Preferred”); and (ii) 2,389.324 shares of Series C-12 Preferred.  The Reporting Persons also received an aggregate of approximately 1,287 shares of the Series C-12 Preferred as dividends paid-in-kind on the Series C-12 Preferred owned by such Reporting Persons. The Series C-12 Preferred no longer pays any dividend, and, as such, the Reporting Persons will no longer receive further dividends paid-in-kind.  Such purchases were effected in private placements, privately negotiated transactions and underwritten public offerings; the common stock and preferred stock were both acquired in the ordinary course of business.  Each purchaser used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source, with the exception of the shares held by Tang Capital Partners, LP.  Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business.  The purpose of the acquisition of the shares of the common stock of the Issuer is for investment, and the acquisitions of such stock were made in the ordinary course of the Reporting Persons’ businesses and were not made for the purpose of acquiring control of the Issuer.  Kevin C. Tang has been nominated for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2014 Annual Meeting of Shareholders to be held August 27, 2014. If Mr. Tang is elected to the Board, the Issuer anticipates that the Board will appoint him as Chairman of the Board.  Mr. Tang consented to being named as a nominee for director and Chairman of the Board in the Issuer’s proxy pursuant to the Consent dated July 17, 2014 set forth on Exhibit 2 and incorporated herein by reference (the “Proxy Consent”).  In addition, the Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D.  Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	1,699,067 shares, representing 11.2% of the class
Tang Capital Management, LLC	1,699,067 shares, representing 11.2% of the class
Kevin C. Tang	1,741,907 shares, representing 11.4% of the class

Tang Capital Partners, LP is the beneficial owner of 1,699,067 shares of the Issuer’s common stock, which is comprised of: (a) 1,699,067 shares of the Issuer’s Common Stock; and (b) 3,519.314 shares of the Issuer’s Series C-12 Preferred. Tang Capital Partners, LP shares voting and dispositive power over such shares of common stock and Series C-12 Preferred with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s common stock and the Series C-12 Preferred owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 1,741,907 shares of the Issuer’s common stock, which is comprised of: (a) the 1,699,067 shares of the Issuer’s common stock beneficially owned by Tang Capital Partners, LP; (b) 42,840 shares of the Issuer’s common stock beneficially owned by the Kevin C. Tang Foundation, Inc.; (c) the 3,519.314 shares of the Series C-12 Preferred owned by Tang Capital Partners, LP; and (d) 157.01 shares of the Series C-12 Preferred owned by the Kevin C. Tang Foundation, Inc.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares of the Issuer’s common stock and the Series C-12 Preferred beneficially owned by Tang Capital Partners, LP.  The Kevin C. Tang Foundation is a Delaware not-for-profit corporation.  Kevin C. Tang is the Chairman and President of the Kevin C. Tang Foundation, Inc and has sole voting and dispositive power of the shares owned by the Kevin C. Tang Foundation, Inc.  The business address of the Kevin C. Tang Foundation, Inc. is 4747 Executive Drive, Suite 510, San Diego, CA 92121.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The Series C-12 Preferred is convertible into the Issuer’s common stock at a rate of 1,724 shares of common stock for each share of Series C-12 Preferred.  There is no right to convert the Series C-12 Preferred to the extent that after giving effect to such conversion the holder and its affiliates would beneficially own in excess of 9.999% of the outstanding shares of the Issuer’s common stock following such conversion. The holder can amend or waive the foregoing limitation by written notice to the Issuer, with such waiver taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to the Series C-12 Preferred owned by the Reporting Persons and accordingly no shares are currently issuable upon conversion of the Series C-12 Preferred. This description of the Series C-12 Preferred is qualified in its entirety by reference to: (i) the Issuer’s Amended and Restated Articles of Incorporation, which is set forth on Exhibit 3 and incorporated by reference herein (the “Charter”); (ii) the Consent and Amendment Agreement dated January 19, 2012, which is set forth on Exhibit 4 and incorporated by reference herein (the “First Consent”); (iii) the Consent and Waiver Agreement dated December 7, 2012, which is set forth on Exhibit 5 and incorporated by reference herein (the “Second Consent”); and (iv) the Consent and Waiver Agreement dated September 24, 2013, which is set forth on Exhibit 6 and incorporated by reference herein (the “Third Consent”).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons or any other person that is the beneficial owner of any of the Issuer’s common stock underlying such Series C-12 Preferred for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed and is not reflected herein.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	42,840 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	1,699,067 shares
Tang Capital Management, LLC	1,699,067 shares
Kevin C. Tang	1,699,067 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	42,840 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	1,699,067 shares
Tang Capital Management, LLC	1,699,067 shares
Kevin C. Tang	1,699,067 shares

(c)           The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share

Tang Capital Partners, LP	Purchase	07/23/2014	760,000	$10.50

(d)           N/A.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the relationships described in Item 5(a) of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement.  See Item 2.

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities.  Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

The Reporting Persons beneficially own an aggregate of 3,676.324 shares of the Issuer’s Series C-12 Preferred.  The Reporting Persons acquired the shares of the Issuer’s Series C-12 Preferred pursuant to: (i) the First Consent; (ii) the Exchange Agreement dated as of September 25, 2013, which is set forth on Exhibit 7 and incorporated by reference herein; and (iii) dividends paid-in-kind on the Series C-12 Preferred owned by such Reporting Persons.

The Series C-12 Preferred is convertible into the Issuer’s common stock at a rate of 1,724 shares of common stock for each share of Series C-12 Preferred.  There is no right to convert the Series C-12 Preferred to the extent that after giving effect to such conversion the holder and its affiliates would beneficially own in excess of 9.999% of the outstanding shares of the Issuer’s common stock following such conversion. The holder can amend or waive the foregoing limitation by written notice to the Issuer, with such waiver taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to the Series C-12 Preferred owned by the Reporting Persons and accordingly no shares are currently issuable upon conversion of the Series C-12 Preferred. This description of the Series C-12 Preferred is qualified in its entirety by reference to the Charter, the First Consent, the Second Consent and the Third Consent.

Kevin C. Tang has been nominated for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2014 Annual Meeting of Shareholders to be held August 27, 2014. If Mr. Tang is elected to the Board, the Issuer anticipates that the Board will appoint him as Chairman of the Board.  Mr. Tang consented to being named as a nominee for director and Chairman of the Board in the Issuer’s proxy pursuant to the Proxy Consent.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement (Filed herewith)

Exhibit 2:	Consent to be Named as a Director Nominee (Filed herewith)

Exhibit 3:	Amended and Restated Articles of Incorporation (Previously filed with the Issuer’s Registration Statement on Form S-8, filed December 20, 2013 and incorporated herein by reference)

Exhibit 4:	Consent and Amendment Agreement dated January 19, 2012 (Previously filed with the Issuer’s Current Report on Form 8-K, filed January 20, 2012 and incorporated herein by reference)

Exhibit 5:	Consent and Waiver Agreement dated December 7, 2012 (Previously filed with the Issuer’s Current Report on Form 8-K, filed December 10, 2012 and incorporated herein by reference)

Exhibit 6:	Consent and Waiver Agreement dated September 24, 2013 (Previously filed with the Issuer’s Current Report on Form 8-K, filed September 25, 2013 and incorporated herein by reference)

Exhibit 7:	Exchange Agreement dated as of September 25, 2013 (Previously filed with the Issuer’s Current Report on Form 8-K, filed September 25, 2013 and incorporated herein by reference0

*           *           *

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

August 7, 2014

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

EXHIBIT 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001, of La Jolla Pharmaceutical Company, and that this Agreement be included as an Exhibit to such joint filing.  The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of August, 2014.

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

EXHIBIT 2

Consent to be Named as a Director Nominee

La Jolla Pharmaceutical Company
Consent to be Named as a Director Nominee

July 17, 2014

I, Kevin Tang, hereby consent to be named as a nominee for director and chairman of the board of directors in the La Jolla Pharmaceutical Company Proxy Statement, as publicly filed on or about July 17, 2014, with the United States Securities and Exchange Commission.

KEVIN TANG

By:	/s/ Kevin Tang
Kevin Tang

Address:

Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121